Execution Version

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this "Agreement") is made as of February 1, 2008, by and between Colorep, Inc., a California corporation (the "Company" or "Colorep"), and Carthew Bay Technologies Inc., an Ontario corporation (the "Lender" or "CBT").

WHEREAS, the Lender intends to provide certain loans to the Company of up to the principal aggregate amount of Two Million U.S. Dollars (US$2,000,000) upon the terms and conditions set forth herein (the "Loans") and the Company intends to issue certain debentures to the Lender evidencing the Loans (each a "Debenture" and collectively, the "Debentures").

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. Definitions.

(a) "Adjusted Post-CBT Transaction Outstanding Shares" shall mean: the actual number of outstanding shares of CBT Common Stock immediately after the CBT Transaction, PLUS the number of shares of CBT Common Stock issuable upon exercise of options and warrants outstanding immediately after the CBT Transaction LESS (i) the number of shares of CBT Common Stock issued to investors under the Financing except for the shares issued to holders of the Senior Secured Notes and Senior Subordinated Notes further to conversion of such notes and (ii) shares issuable upon exercise of warrants issued to the holders of the Senior Secured Notes, holders of the Senior Subordinated Notes and all investors in the Financing.

(b) "Adjusted Post-CBT Transaction Shares" shall mean 7.548% of the Adjusted Post-CBT Transaction Outstanding Shares, subject to adjustment in accordance with Section 2.3(a).

(c) "CBT Agreement" shall mean that certain Share Exchange Agreement to be entered into by and between the Company and Lender whereby the Lender shall issue shares of its common stock to the shareholders of the Company in exchange for all of the issued and outstanding shares of the Company.

(d) "CBT Alternate Transaction" shall mean any proposal, offer, agreement, arrangement or understanding between CBT and a target company regarding a merger or share exchange.

(e) "CBT Common Stock" shall mean the common stock of CBT.

(f) "CBT Shareholders" shall mean those shareholders of CBT who were shareholders of CBT immediately prior to the CBT Transaction.

(g) "CBT Transaction" shall mean the closing of the share exchange between the Company and Lender, or a wholly-owned subsidiary thereof, further to the CBT Agreement.

(h) "Colorep Alternate Transaction" shall mean any proposal or offer with respect to any merger, consolidation or other business combination involving the Company or its business or the acquisition of the assets or equity of the Company or its business, excluding the Financing and the Colorep Credit Facility.

(i) "Colorep Common Stock" shall mean the Common Stock of the Company.

(j) "Colorep Credit Facility" shall mean that certain credit facility between Colorep and a commercial lender for a minimum of Seven Million Four Hundred Thousand U.S. Dollars (US$7,400,000) further to the acquisition of Transprint USA, Inc., such facility to be obtained at reasonable market rates.

(k) "Conversion Shares" shall, if the Debentures, or any portion thereof, are converted to equity pursuant to Section 2.3 below, mean shares of Colorep Common Stock.

(1) "Conversion Price" shall mean, with respect to a conversion pursuant to Section 2.3 below, US$0.80 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(m) "Debentures" shall mean one or more debentures issued to Lender pursuant to Section 2.1 below, the form of which is attached hereto as Exhibit B.

(n) "Financing" shall mean that certain private placement of at least Fifteen Million U.S. Dollars (US$15,000,000) pursuant to that certain Common Stock and Warrant Purchase Agreement dated as of December 28, 2007, as amended from time to time.

(o) "Maturity Date" shall mean April 30, 2008; provided, however, that such date shall automatically be extended to June 30, 2008 to the extent that: (i) the CBT Agreement has been executed but the CBT Transaction has not been consummated on or before April 30, 2008, (ii) the CBT Transaction has progressed such that Lender and the Company reasonably expect that to receive all necessary regulatory approvals and acceptances required pursuant to the CBT Agreement and that the CBT Transaction will in fact close, and (iii) the holders of the Senior Subordinated Notes still outstanding, if any, shall also have agreed to extend the due dates of such notes to June 30, 2008.

(p) "Post-CBT Transaction Shares" shall mean the shares of CBT Common Stock held by the CBT Shareholders immediately after the CBT Transaction.

(q) "Securities Act" shall mean the Securities Act of 1933, as amended.

(r) "Security Agreement" shall mean that certain Security Agreement entered into as of even date herewith by and between the Company and Lender.

(s) "Senior Secured Notes" shall mean those certain notes issued to various lenders pursuant to Note and Warrant Purchase Agreements with the Company in the aggregate principal amount of One Million Two and 80/100 U.S. Dollars (US$1,000,002.80), which such notes were automatically converted into Colorep Common Stock upon the closing of the Financing.

(t) "Senior Subordinated Notes" shall mean those certain notes issued to various lenders pursuant to Note and Warrant Purchase Agreements with the Company in the aggregate principal amount of Two Million One Hundred Thousand U.S. Dollars (US$2,100,000), which certain of such notes were converted, at the option of the holders thereof, into Colorep Common Stock after the closing of the Financing.

2. Terms of the Secured Debentures.

2.1 Loans. Lender shall make a loan of One Million U.S. Dollars (US$1,000,000) to the Company at the First Closing. Lender shall make a loan of an additional One Million U.S. Dollars (US$1,000,000) to the Company at the Second Closing, subject to the terms and conditions set forth herein.

2.2 Issuance of Secured Debentures. In return for the Loans made by Lender, the Company shall sell and issue to Lender the Debentures. The Debentures shall have a principal balance equal to that portion of the Loans paid by Lender for the Debentures. The Debentures shall be cancelable for Cancellation Shares and/or convertible into Conversion Shares pursuant to Section 2.3 below and shall be secured by the assets of the Company as described in the Debentures and the Security Agreement.

2.3 Rights.

(a) CBT Transaction. All principal owing under the Debentures shall be canceled upon the closing of the CBT Transaction. In such event, the aggregate number of shares held by the CBT Shareholders shall be adjusted such that the Post-CBT Transaction Shares shall equal the number of Adjusted Post-CBT Transaction Shares. Any share of CBT Common Stock issued pursuant to this Section 2.3(a) shall be referred to as "Cancellation Shares." The unpaid accrued interest owing under the Debentures may, at the option of the holder thereof, (i) be paid to such holder in cash, payable immediately prior to the closing of the CBT Transaction, or (ii) be converted, in whole, into Conversion Shares with the number of Conversion Shares to be issued upon such conversion equal to the quotient obtained by dividing the unpaid accrued interest due and owing under the Debenture to be converted on the date of conversion by the Conversion Price.

(b) Maturity Conversion. If the CBT Transaction has not closed on or before the Maturity Date and the reason for such transaction failing to close is not due to any breach of the CBT Agreement by Lender or Lender's acceptance of a CBT Alternate Transaction, the principal and unpaid accrued interest of the Debentures may be converted, at the option of the holder thereof, in whole, into Conversion Shares. The number of Conversion Shares to be issued upon conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due and owing under the Debenture to be converted on the date of conversion by the Conversion Price.

(c) Breach of CBT Agreement. If the CBT Transaction has not closed on or before the Maturity Date and the reason for such transaction failing to close is due to any breach of the CBT Agreement by the Company or the Company's acceptance of a Colorep Alternate Transaction, the principal and unpaid accrued interest of the Debentures may be converted, at the option of the holder thereof, in whole, into Conversion Shares. The number of Conversion Shares to be issued upon conversion shall be equal to the quotient obtained by dividing Three Million U.S. Dollars (US$3,000,000) by the Conversion Price.

(d) No Fractional Shares. Upon the conversion of any Debenture into Conversion Shares, in lieu of any fractional shares to which the Lender would otherwise be entitled, the Company shall pay the Lender cash equal to such fraction multiplied by the Conversion Price.

(e) Mechanics of Conversion. Before Lender shall be entitled to convert the same into Conversion Shares, Lender shall give notice to the Company no later than the tenth (10th ) business day prior to the Maturity Date of the election to convert the Debentures into Conversion Shares. The Company shall not be required to issue or deliver the Conversion Shares until the Lender has surrendered the Debentures to the Company. Such conversion may be made contingent upon the closing of the CBT Transaction.

3. Closing Mechanics.

The closing (the "Closing") of the Loans shall take place at one or more closings (each a "Closing" and collectively, the "Closings"). The first Closing (the "First Closing") shall take place on February 1, 2008 (the "First Closing Date") at the offices of Kirkpatrick & Lockhart Preston Gates Ellis LLP, 10100 Santa Monica Blvd., 7th Floor, Los Angeles, CA 90067, or at such other time and place mutually agreeable to the Company and Lender, but not prior to the date that the conditions for such Closing set forth in Section 9 below have been satisfied or waived by Lender. The second Closing (the "Second Closing") shall take place at the time and place mutually agreeable to the Company and Lender after the date that the conditions or such Closing set forth in Section 9 below have been satisfied, but in any event no later than three (3) days after such conditions have been satisfied. At each Closing, Lender shall deliver the applicable portion of the Loans, subject to the terms and conditions set forth in the applicable Debenture, to the Company and the Company shall deliver to Lender the executed Debenture in return for the applicable portion of the Loans provided to the Company at such Closing.

4. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Lender that:

4.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of California and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

4.2 Authorization. All corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement, the Debentures and the Security Agreement. Except as may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Agreement, the Debentures and the Security Agreement, the valid and enforceable obligations they purport to be. The issuance of the Debentures, or their subsequent conversion into Conversion Shares, will not be subject to the preemptive rights of any stockholder of the Company. The Company has authorized sufficient shares of its capital stock to allow for conversion of the Debentures as described in Section 2.3.

4.3 Compliance with Other Instruments. Neither the authorization, execution and delivery of this Agreement or the Security Agreement, nor the issuance and delivery of the Debentures, will constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of the Company's current Certificate of Incorporation or bylaws or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

4.4 Valid Issuance of Stock. The Conversion Shares to be issued, sold and delivered upon conversion of the Debentures, in whole or in part, will be duly and validly issued, fully paid and nonassessable and, based in part upon the representations and warranties of the Lender in this Agreement, will be issued in compliance with all applicable federal and state securities laws.

4.5 Usury Laws. The Company represents that it has total assets of at least Two Million U.S. Dollars (US$2,000,000). Assuming that the representations and warranties of the Lender set forth in Section 5 of this Agreement are true, the Debentures are exempt from the usury laws of the State of California pursuant to Section 25118 of the California Corporations Code.

5. Representations and Warranties of the Lenders. In connection with the transactions provided for herein, Lender hereby represents and warrants to the Company that:

5.1 Authorization. This Agreement constitutes Lender's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Lender represents that it has full power and authority to enter into this Agreement.

5.2 Purchase Entirely for Own Account. Lender acknowledges that this Agreement is made with Lender in reliance upon its representation to the Company that the Debentures, and any securities issuable upon conversion of the Debentures (collectively, the "Securities") will be acquired for investment for Lender's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Lender further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities.

5.3 Disclosure of Information. Lender acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Debentures. Lender further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Debentures.

5.4 Investment Experience. Lender is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. If other than an individual, Lender also represents it has not been organized solely for the purpose of acquiring the Securities.

5.5 Restricted Securities. Lender understands that the Debentures are characterized as "restricted securities" under the federal securities laws inasmuch as it is being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances. Lender represents that it is familiar with SEC Rule 144 and Regulations, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

5.6 Not a U.S. Person. Lender is not a "U.S. Person" within the meaning of Rule 901 of Regulation S of the Securities and Exchange Commission (the "SEC"), as presently in effect.

5.7 Further Offshore Representations and Warranties; Rule 903 of Regulation S. Without in any way limiting the representations and warranties set forth above, Lender further represents and warrants to the Company that:

(a) Lender is not acquiring the Securities as a result of, and Lender covenants that it will not engage in any "directed selling efforts" (as defined in Regulation S under the Securities Act) in the United States in respect of the Securities which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Securities;

(b) Lender is not acquiring the Securities for the account or benefit of, directly or indirectly, any U.S. Person;

(c) Lender is a resident of the jurisdiction in which it resides;

(d) the offer and the sale of the Securities to Lender as contemplated in this Agreement complies with or is exempt from the applicable securities legislation of the jurisdiction in which the Lender resides;

(e) Lender is outside the United States when receiving and executing this Agreement and that the Lender will be outside the United States when acquiring the Securities; and

(f) Lender covenants with Company that:

(i) offers and sales of any of the Securities prior to the expiration of a period of one year (as such period may be amended from time to time under Regulation S of the Securities Act) after the date of original issuance of the Securities (the one year period hereinafter referred to as the "Distribution Compliance Period") shall only be made in compliance with the safe harbor provisions set forth in Regulation S, pursuant to the registration provisions of the Securities Act or an exemption therefrom, and that all offers and sales after the Distribution Compliance Period shall be made only in compliance with the registration provisions of the Securities Act or an exemption therefrom and in each case only in accordance with applicable state securities laws; and

(ii) the Lender will not engage in hedging transactions with respect to the Securities until after the expiration of the Distribution Compliance Period.

5.8 Legends. It is understood that any certificates or other documents evidencing the Securities held by Lender may bear legends substantially similar to the following:

"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (TOGETHER WITH THE REGULATIONS PROMULGATED THEREUNDER, THE "SECURITIES ACT"), OR ANY STATE OR OTHER SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF WITHIN THE UNITED STATES (AS THAT TERM IS DEFINED IN REGULATION S PROMULGATED UNDER THE SECURITIES ACT) OR TO A U.S. PERSON (AS THAT TERM IS DEFINED IN REGULATION S) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. ANY PERSON ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING SUCH SECURITIES IN AN OFFSHORE TRANSACTION PURSUANT TO RULE 903 OR 904 OF REGULATION S."

"UNLESS PERMITTED UNDER APPLICABLE CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES MUST NOT TRADE THE SECURITIES BEFORE THE DATE THAT IS FOUR (4) MONTHS AND ONE (1) DAY AFTER THE LATER OF (i) THE DATE SUCH SECURITIES ARE ISSUED, AND (ii) THE DATE THAT THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA."

5.9 No Prospectus in Canada. Lender acknowledges that the Company is relying on an exemption from the requirement to provide Lender with a prospectus under Canadian securities legislation and, as a consequence of acquiring the Securities pursuant to such exemption, certain protections, rights and remedies provided by the Canadian securities legislation, including statutory rights of rescission or damages, will not be available to Lender.

5.10 Canadian Restricted Securities. Lender acknowledges that in Canada, the Securities will be subject to statutory resale restrictions under Canadian securities legislation applicable in the province in which Lender resides and Lender covenants that it will not resell the Securities, except in compliance with such laws and further acknowledges that it is solely responsible for such compliance.

5.11 Information Provided by Lender. All information which Lender has provided to the Company concerning itself, its financial position and its knowledge of financial and business matters is truthful, accurate, correct, and complete as of the date set forth herein.

6. State Commissioners of Corporations.

THE SALE OF THE SECURITIES ISSUABLE UPON CONVERSION OF THE DEBENTURES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

7. Defaults and Remedies.

7.1 Events of Default. The following events shall be considered Events of Default with respect to the Debentures:

(a) The Company shall default in the payment of any part of the principal or unpaid accrued interest on the Debentures for more than five (5) days after payment is due pursuant to the terms of the Debentures;

(b) The Company shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or shall file any answer admitting the material allegations of a petition filed against the Company in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Company, or of all or any substantial part of the properties of the Company, or the Company or its respective directors or majority stockholders shall take any action looking to the dissolution or liquidation of the Company;

(c) Within thirty (30) days after the commencement of any proceeding against the Company seeking any bankruptcy reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding shall not have been dismissed, or within thirty (30) days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, such appointment shall not have been vacated;

(d) Any default or defined event of default that has not otherwise been cured or forgiven shall occur under any agreement to which the Company or any of its subsidiaries is a party that evidences indebtedness of US$500,000 or more;

(e) The Company shall fail to observe or perform any other obligation to be observed or performed by it under this Agreement, the Debentures or the Security Agreement within thirty (30) days after written notice from Lender to perform or observe such obligation.

7.2 Remedies. Upon the occurrence of an Event of Default under Section 7.1 hereof, at the option and upon the declaration of the Lender, the entire unpaid principal and accrued and unpaid interest on the Debentures shall, without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and such holder may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under the Debentures and exercise any and all other remedies granted to it at law, in equity or otherwise.

8. Post-Closing Covenant. Lender agrees and acknowledges that it shall not in any event distribute, dividend or otherwise distribute any Conversion Shares to any of its shareholders without the prior written consent of the Company, which consent may be withheld in the Company's sole discretion.

9. Conditions Precedent to Closings.

9.1 First Closing.

(a) The obligations of the Lender under the First Closing are subject to the fulfillment, on or before the First Closing, of each of the following conditions:

(i) The representations and warranties of the Company contained in Section 4 shall be true and correct as of the First Closing Date.

(ii) The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on, or prior to, the First Closing Date.

(b) The obligations of the Company under the First Closing are subject to the fulfillment, on or before the First Closing, of each of the following conditions:

(i) The representations and warranties of the Purchaser contained in Section 5 shall be true and correct as of the First Closing Date.

(ii) The Lender shall have delivered the Loan in the principal amount of One Million U.S. Dollars (US$1,000,000).

9.2 Second Closing.

(a) The obligations of the Lender under the Second Closing are subject to the fulfillment, on or before the Second Closing, of each of the following conditions:

(i) The CBT Agreement shall have been executed.

(ii) The representations and warranties of the Company contained in Section 4 shall be true and correct as of the Second Closing Date.

(iii) The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on, or prior to, the Second Closing Date.

(b) The obligations of the Company under the Second Closing are subject to the fulfillment, on or before the Second Closing, of each of the following conditions:

(i) The representations and warranties of the Purchaser contained in Section 5 shall be true and correct as of the Second Closing Date.

(ii) The Lender shall have delivered the Loan in the principal amount of One Million U.S. Dollars (US$1,000,000).

10. Collection of Personal Information.

The Lender, on its own behalf, acknowledges, consents and authorizes the Company to collect the Lender's personal information for the purpose of completing the Lender's subscription. The Lender, on its own behalf, acknowledges and consents to the Company retaining the personal information for as long as permitted or required by applicable law or business practices. The Lender further acknowledges, consents and authorizes the Company to deliver to the Ontario Securities Commission personal information (such as full name, residential address and telephone number) pertaining to the Lender if the Lender is resident in Ontario or otherwise subject to the securities legislation of Ontario and further acknowledges and consents to the fact that the Company may be required by applicable Securities Laws, stock exchange rules and Investment Dealers Association of Canada rules to provide regulatory authorities any personal information provided by the Lender respecting itself. The Lender, on its own behalf, acknowledges that this information is being collected indirectly by the Ontario Securities Commission (as applicable), and may be collected, used and disclosed by other Securities Regulators (as applicable), under the authority granted to it in applicable Securities Laws. If resident in Ontario or otherwise subject to the securities legislation of Ontario, the Lender on its own behalf acknowledges that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario and further acknowledges that the public official in Ontario who can answer questions about the Ontario Securities Commission's indirect collection of such information is the Administrative Assistant to the Director of Corporate Finance, Suite 1903, Box 55, 20 Queen Sweet West, Toronto, Ontario, M5H 3S8, who may be contacted at (416) 593-8086. Without limiting the foregoing, the Lender acknowledges and expressly consents to the collection, use and disclosure of Personal Information (as defined herein) by the Company for the purposes identified by the Company from time to time. For the purposes of this section, "Personal Information" means any information about the Lender set out in this Note Purchase Agreement.

11. Miscellaneous.

11.1 Survival of Representations and Warranties. The representations, warranties and covenants of the Company and Lender contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and each Closing for a period of twelve (12) months after such Closing.

11.2 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, provided, however, that the Company may not assign its obligations under this Agreement without the written consent of the Lender. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.3 Governing Law. This Agreement and the Debentures shall be governed by and construed under the laws of the State of California as applied to agreements among California residents, made and to be performed entirely within the State of California.

11.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.6 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not so confirmed, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 11.6):

If to the Company:

Colorep, Inc.
9119 Milliken Avenue
Rancho Cucamonga, CA 91730
Fax: (909)484-6966
Attention: Chief Executive Officer

If to Lender:

Carthew Bay Technologies Inc.
Brookfield Place, 181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5 J 2T7
Fax: _______________________
Attention: Chief Executive Officer

11.7 Finder's Fee. Except as disclosed on Schedule I, each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Lender agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which Lender or any of its officers, partners, employees or representatives is responsible. The Company agrees to indemnify and hold harmless Lender from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

11.8 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

11.9 Entire Agreement; Amendments and Waivers. This Agreement and the Debentures and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any waiver or amendment effected in accordance with this Section shall be binding upon each party to this Agreement and any holder of the Debentures purchased under this Agreement at the time outstanding and each future holder of such Debentures.

11.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

11.11 Exculpation Among Lenders. Lender acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company.

11.12 Acknowledgement. In order to avoid doubt, it is acknowledged by the Company and Lender that the Lender shall be entitled to the benefit, or obligated by the detriment, as the case may be, of all adjustments to the number of Conversion Shares and Cancellation Shares, as the case may be, issuable upon conversion of the Debentures as a result of any splits, recapitalizations, combinations or other similar transaction affecting the Colorep Common Stock underlying the Conversion Shares that occur prior to the conversion of the Debentures.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written,

COLOREP, INC.

By:
Name: Larry Lev
Title: Chief Executive Officer

CARTHEW BAY TECHNOLOGIES INC.

By:
Name: Brian Clewes
Title: CFO

Signature Page to Note Purchase Agreement

Schedule I
Finder's Fee

Fraser Mackenzie:

(a)	Date of Grant:	November 23, 2007

(b)	Designated Number (maximum number of shares which you may purchase under this Option):	254,349

(c)	Option Price (price per share):	US$0.022 (US two point two cents)

(d)	Earliest Exercise Date:	Vesting Date

(e)	Latest Exercise Date:	November 23, 2012

(f)	Vesting Date and Designated Percentage (% of Designated Number you may purchase each year after the applicable Vesting Date):

	Vesting Date	Designated Percentage

	Upon successful completion of the Colorep RTO transaction	100%

Brian Clewes

(a)	Date of Grant:	November 23, 2007

(b)	Designated Number (maximum number of shares which you may purchase under this Option):	254,348

(c)	Option Price (price per share):	US$0.022 (US two point two cents)

(d)	Earliest Exercise Date:	Vesting Date

(e)	Latest Exercise Date:	November 23, 2012

(f)	Vesting Date and Designated Percentage (% of Designated Number you may purchase each year after the applicable Vesting Date):

	Vesting Date	Designated Percentage

	Upon successful completion of the Colorep RTO transaction	100%

Exhibit A
Form of Debenture